Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CHANGE OF VICE PRESIDENT

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that in accordance with the articles of association of the Company, the Board has resolved that Mr. Ling Xiao (“Mr. Ling “), Mr. Yang Jigang (“Mr. Yang “) and Mr. Wang Zhongcai (“Mr. Wang “) be appointed as vice presidents of the Company.

Ling Xiao, aged 54, is currently the general manager and deputy secretary of the Party Committee of Natural Gas Sales Branch of the Company (PetroChina Natural Gas and Pipelines Company) and the chairman of PetroChina Pipelines Co., Ltd. Mr. Ling is a professor-level senior engineer and doctor. He has more than 35 years of experience in the oil industry of the PRC. He was appointed as the deputy director of Xinjiang Petroleum Administration Bureau in June 2001, the chairman and general manager of West Pipeline Co., Ltd. in August 2004, the general manager of PetroChina West Pipeline Company in March 2009, the general manager and secretary of the Party Committee of West-East Gas Transmission Pipeline Branch Company and concurrently the general manager of West-East Gas Transmission Sales Branch Company in November 2013, the secretary of the Party Committee and vice general manager of PetroChina Natural Gas and Pipelines Company and concurrently the vice general manager of Natural Gas Sales Branch of the Company in March 2016, the secretary of the Party Committee and vice general manager of Natural Gas Sales Branch of the Company (PetroChina Natural Gas and Pipelines Company) and general manager and secretary of the Party Committee of PetroChina Pipelines Co., Ltd. in September 2016 and the general manager and deputy secretary of the Party Committee of Natural Gas Sales Branch of the Company (PetroChina Natural Gas and Pipelines Company) and the chairman of PetroChina Pipelines Co., Ltd. in November 2017.

Yang Jigang, aged 54, is currently the general manager and secretary of the Party Committee of Refinery and Chemical Engineering Branch of the Company. Mr. Yang is a professor-level senior engineer and master. He has more than 30 years of experience in the petroleum and petrochemical industry. He was appointed as the vice manager of Lanzhou Chemical Industry Corporation in August 1997, the general engineer in the oil refinery and chemical engineering department of China National Petroleum Corporation (“CNPC”) in November 1998, member of preparatory group of Refinery-Chemical and Marketing Branch of the Company in September 1999, general engineer of Refinery and Marketing Branch of the Company in December 1999, vice general manager and general engineer of Chemical Engineering and Marketing Branch of the Company in August 2000, the general manager and deputy secretary of the Party Committee of PetroChina Daqing Petrochemical Company in May 2005, secretary of the Party Committee and vice general manager of Refinery and Chemical Engineering Branch of the Company in December 2009 and general manager and secretary of the Party Committee of Refinery and Chemical Engineering Branch of the Company in November 2017.

Wang Zhongcai, aged 58, is currently the chairman, secretary of the Party Committee and chairman of the Labor Union of China National Oil and Gas Exploration and Development Company Ltd. Mr. Wang is a professor-level senior engineer and doctor. He has more than 35 years of experience in the oil industry of the PRC. He was appointed as the vice general manager of CNPC International (Kazakhstan) Ltd. and concurrently the chairman of JSC CNPC International Aktobe Petroleum in March 1999, standing vice general manager of CNPC International (Kazakhstan) Ltd. and concurrently the general manager of JSC CNPC International Aktobe Petroleum in April 2000, vice general manager of China National Oil and Gas Exploration and Development Corporation and concurrently general manager of CNPC International (Russia) Ltd. in May 2003, vice general manager of China National Oil and Gas Exploration and Development Corporation and concurrently general manager of CNPC International (Russia) Ltd. and team leader of the CNPC Russian Coordination Leading Team of in March 2005, vice general manager of China National Oil and Gas Exploration and Development Corporation and concurrently general manager of CNPC International (Kazakhstan) Ltd. and JSC CNPC International Aktobe Petroleum in November 2005, general manager, secretary of the Party Committee and team leader of Kazakhstan Coordination Team of CNPC International (Kazakhstan) Ltd. in September 2008, senior vice general manager and member of the Party Committee of Overseas Exploration and Development Branch (China National Oil and Gas Exploration and Development Corporation) in December 2009, secretary of the Party Committee, senior vice general manager and chairman of the Labor Union of Overseas Exploration and Development Branch (China National Oil and Gas Exploration and Development Corporation) in April 2014 and chairman, secretary of the Party Committee and chairman of the Labor Union of China National Oil and Gas Exploration and Development Company Ltd. in November 2017.

The Board hereby announces that due to their ages, Mr. Huang Weihe (“Mr. Huang”), Mr. Xu Fugui (“Mr. Xu”) and Mr. Lv Gongxun (“Mr. Lv”) have ceased to hold the positions of vice presidents of the Company.

Mr. Huang, Mr. Xu and Mr. Lv have confirmed that they have no disagreement with the Board and are not aware of any other matter relating to their resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Huang, Mr. Xu and Mr. Lv have shown great diligence and professionalism in their work since they served as vice presidents of the Company. The Board wishes to record its appreciation for their valuable contributions during their tenure of service.

The Board announces that the above resignation and appointment will effect from 28 December 2017.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

28 December 2017

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.